March 9, 2017 VIA EDGAR Edward P. Bartz, Esq. Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

Re:	Capitala Finance Corp. Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No.333-204582) Filed March 9, 2017

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-204582), filed with the Commission on March 9, 2017 (“Amendment No. 3”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 3 contains no material changes from the disclosure included in Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-204582) (“Amendment No. 2”) filed with the Commission on May 25, 2016 and declared effective on May 26, 2016 except for (i) revisions reflecting the material developments relating to the Company since the effective date of Amendment No. 2 and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2016, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Vlad M. Bulkin